

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

August 3, 2009

Mr. Jingjun Hu
Chairman
Hong Kong Winalite Group, Inc.
1204-06, 12/F Wai Fung Plaza, 664 Nathan Road
Mongkok, Kowloon, Hong Kong

   Re: **Hong Kong Winalite Group, Inc.**
     Item 4.01 Form 8-K
     Filed July 30, 2009
     File No. 333-83375

Dear Mr. Hu:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

1. Item 304(a)(1)(ii) of Regulation S-K requires you to disclose whether the report of PKF Certified Public Accountants, Hong Kong ('PKF') on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This includes disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. We note that PKF's report dated March 28, 2008 for the period from September 10, 2007 (inception) to December 31, 2007 contained a going concern modification. Please revise your disclosures accordingly.

2.   State whether, during your two most recent fiscal years and any subsequent interim period <u>through the date of your dismissal of PKF</u>, 1) you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure and 2) you had any events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(iv) of Regulation S-K. Currently, your disclosures indicate no such disagreements or reportable events occurred during the subsequent interim period through June 30, 2009. Please revise your report to state, if true, that no such disagreements or reportable events occurred during the period from December 31, 2008 to July 27, 2009.

3.   Include an updated letter from your former auditor addressing your revised disclosures as an exhibit to your Form 8-K/A.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Dave Walz at (202) 551-3358.

Sincerely,

Dave Walz
Staff Accountant